PRIMERO PROVIDES EXPLORATION UPDATE;
BLACK FOX DEEP CENTRAL ZONE EXPANDED TO THE WEST; VEIN
EXTENSIONS AT SAN DIMAS AND PROMISING LECHUGUILLA
CONCESSION RESULTS

Toronto, Ontario, September 19, 2016 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P, NYSE:PPP) today announced the results of successful exploration at the Company’s Black Fox mine located near Timmins, Ontario, Canada and the San Dimas mine located in Durango, Mexico.

Black Fox Highlights:

  Deep Central Zone Positive Production Results: Initial mining of the Black Fox Deep Central Zone has delivered positive production results with long-hole stoping producing 3,885 tonnes grading 8.3 g/t gold to-date. Development in ore has produced an additional 4,350 tonnes grading 10.9 g/t gold. Delineation drilling continues to confirm the high-grade tenure of the Deep Central Zone with drill hole 520-EX346-06 intercepting 27.9 g/t gold over 5.8 metres at 800 metres depth.

  Mineralization Identified West of Deep Central Zone: Recent exploration drilling west of the Black Fox Deep Central Zone returned positive results with significant gold grades including 28.1 grams per tonne (“g/t”) gold over 2.7 metres (520-EX286-05), 4.6 g/t gold over 5.4 metres (520-EX286-01) and 9.1 g/t gold over 1.2 metres (520-EX286-02).

San Dimas Highlights:

  High-Grade Victoria Vein Extended: Exploration drilling at San Dimas continues to target the north- eastern extension of the Victoria vein, returning positive results including 208.7 g/t gold and 3,037 g/t silver over 1.3 metres true width (VIC16_379), 11.5 g/t gold and 590 g/t silver over 3.5 metres true width (VIC16_374), and 12.6 g/t gold and 817g/t silver over 2.3 metres true width (VIC16_378).

  Discovery of High Grade at Surface on Lechuguilla Concession: Exploration of the Causitas vein, located on the 30,192 hectare Lechuguilla concession near the main road between Durango and Tayoltita, has been traced at surface over 200 metres of strike length with true widths of up to 6 metres. Highlights of channel sampling include 7.1 g/t gold equivalent over 4.5 metres true width including 10.9 g/t gold equivalent over 2.0 metres true width (L-05), and 5.0 g/t gold equivalent over 3.0 metres true width including 9.8 g/t gold equivalent over 1.2 metres true width (L-02).

  Other Veins Identified in Causitas “Window”: Following the initial success at the Causitas vein, Primero has been investigating nearby outcroppings within the Causitas “geological window”, this being the area where erosion has exposed the lower volcanic sequence containing mineralized veins. The Causitas “window” is much more extensive in area than originally indicated and to date Primero has identified 2 other veins located within close proximity and near the main road.

“I am exceptionally pleased with the results achieved by our Black Fox and San Dimas exploration teams,” stated Ernest Mast, President and Chief Executive Officer. “At Black Fox, the Deep Central Zone is now delivering production ore and we have successfully identified additional high-grade mineralization to the west. At San Dimas, it is reassuring to see that our high-grade veins can continue to be extended with similar or greater widths than currently being mined. And as we look regionally at San Dimas, onto our concession not covered by the Silver Purchase Agreement I am optimistic about the initial results from the Causitas vein which has the potential to augment current mill feed given its proximity to an existing main road. The Causitas area, located in the Lechuguilla concession, is highly prospective and I look forward to announcing additional exploration results from a drilling program from this area before year-end.”

BLACK FOX - CANADA

Deep Central Zone Delivers Positive Production Results

The discovery, delineation and now commencing production from the Black Fox Deep Central Zone is an important milestone for the mine. When Primero acquired the Black Fox mine only two exploration holes had been drilled into the area, and over the past few years, Primero has successfully expanded, delineated, and mined a ramp to access the Deep Central Zone. Current reserves, as at December 31, 2015, totalled 0.6 million tonnes of probable reserves grading 6.2 g/t gold and containing 116,000 ounces.

Following ramp construction completed in early 2016, Primero has developed mining levels on the 640, 660, and 680 metre levels ahead of initial long-hole production. Primero has now achieved initial production mining of the Deep Central Zone, which has returned positive results with grades and tonnes reconciling well with the production block model. First long-hole production blasting occurred in early-September, and to-date 3,885 production tonnes have been recovered from stoping between the 640 and 660 metre levels with an average grade of 8.3 g/t gold. Long-hole production will continue to ramp-up from this area with underground production expected to average 800 tonnes per day in Q4 2016.

Development in ore is underway on the 680 level ahead of long-hole stoping production between the 660 and 680 levels. Currently, 91 metres of lateral development have been completed containing 4,350 tonnes of ore with an average grade of 10.9 g/t gold in muck samples (cut at 30 g/t).

Further at depth, recent exploration drilling has reconfirmed the high-grade tenure of the Deep Central Zone with drill hole 520-EX346-06 intercepting 27.9 g/t gold over 5.8 metres at approximately 800 metres depth. Deep drilling efforts remain ongoing and results from 800 to 1,000 metres depth are expected before year-end. Details from hole 520-EX346-06 are shown in Table 1 below with intercept location identified in Figure 1.

Table 1: Black Fox Deep Central Zone – Highlighted Exploration Drilling Results
Hole	From	To	Core Length	Gold Grade
	(m)	(m)	(m)	(g/t)
520-EX346-06	355.6	361.4	5.8	27.9

Deep Central Zone Extended to the West

After successfully expanding and delineating the Black Fox Deep Central Zone, Primero has shifted focus to other priority target areas located to the west and at depth. Recent exploration of the west targets has returned positive results with significant gold grades including 28.1 g/t gold over 2.7 metres (520-EX286-05), 4.6 g/t gold over 5.4 metres (520-EX286-01) and 9.1 g/t gold over 1.2 metres (520-EX286-02).

Drill hole 520-EX286-05 was drilled to test an extension of the W1 High Quartz target, which remains open at depth. Holes 520-EX286-01 and -02 have identified the W5 Far West target which requires further infill exploration and remains open at depth.

Highlighted drill results from the deep west targets are shown in Table 2 with intercept locations identified in Figure 1.

Table 2: Black Fox Deep West Targets – Highlighted Exploration Drilling Results
Hole	From	To	Core Length	Gold Grade
	(m)	(m)	(m)	(g/t)
520-EX286-01	454.0	459.4	5.4	4.6
520-EX286-02	497.2	498.4	1.2	9.1
including	497.2	497.8	0.6	15.2
520-EX286-05	376.0	378.7	2.7	28.1

Three underground diamond drill rigs are now active on the 520 level exploration drift and will continue to target mineralization located down-plunge and to the west of the Black Fox Deep Central Zone. In addition, two surface drill rigs continue to test for other areas of Froome-like mineralization.

SAN DIMAS - MEXICO

High-Grade Victoria Vein Extended

As described in early 2016, Primero has assembled a new structural model for the Victoria vein based on new information received from drilling completed in 2015. This model includes a detailed interpretation of the principal and secondary faults that displace the vein principally along strike. A combination of the structural and geochemical characterizations has allowed the exploration team to better understand the plunge of the ore zone and to identify a possible extension of the known mineralization to the northeast of the vein.

Follow-up exploration drilling has continued to build on the positive results released in February 2016 (refer to Primero’s news release dated February 29, 2016) and has extended the high-grade mineralization further to the northeast. Highlighted results from this step-out drilling include 208.7 g/t gold and 3,037 g/t silver over 1.3 metres true width (VIC16_379), 11.5 g/t gold and 590 g/t silver over 3.5 metres true width (VIC16_374), and 12.6 g/t gold and 817 g/t silver over 2.3 metres true width (VIC16_378). The Company plans to commence delineation drilling of this new area before the end of September. The Victoria vein continues to remain open to the northeast.

Highlighted drill results from the Victoria vein are shown in Table 3 with locations identified in Figure 2.

Table 3: San Dimas Victoria Vein – Highlighted Drilling Results
Hole	From	To	Core	True	Gold	Silver
	(m)	(m)	Length	Width	Grade	Grade
			(m)	(m)	(g/t)	(g/t)
VIC16_370	370.2	377.5	7.3	6.1	3.7	174
VIC16_372	419.9	428.1	8.1	6.6	4.2	288
VIC16_374	410.1	414.7	4.6	3.5	11.5	590
VIC16_376	416.5	418.3	1.9	1.4	5.2	337
VIC16_378	393.2	396.5	3.4	2.3	12.6	817
VIC16_379	390.3	391.8	1.5	1.3	208.7	3,037

Economic Mineralization Discovered in Extended Lechuguilla Concession

Following positive grab samples reported in early-August, Primero has undertaken a program of channel sampling and detailed mapping of the Causitas vein located on the large-scale Lechuguilla concession approximately 18 kilometres south of the San Dimas mill. The vein has been outlined at surface over 200 metres of strike length with true widths of up to 6 metres. The vein is located close to the main road running between Tayoltita and Durango.

Highlights from the recent Causitas vein channel sampling include 7.1 g/t gold equivalent (“AuEq”) over 4.5 metres true width including 10.9 g/t AuEq over 2.0 metres true width (L-05), and 5.0 g/t AuEq over 3.0 metres true width including 9.8 g/t AuEq over 1.2 metres true width (L-02).

Channel sample results from the Causitas vein are shown in Table 4 with locations identified in Figure 4.

Primero’s geologists are still working to improve their preliminary interpretation of the Causitas vein, but the initial results show a regular distribution of gold and silver values along the vein. The vein is located near the surface contact between the lower volcanic and upper volcanic groups. This observation suggests that erosion in the Causitas area was less extensive and infers that the exposed vein at surface is near the top of the “favourable horizon”, where the precious metals deposits form. To test the Causitas vein at depth, Primero will be mobilizing a drill rig expected to be on-location at the Causitas vein in October 2016.

Following the initial success at the Causitas vein, Primero has been investigating nearby outcroppings within the nearly-unexplored Causitas “geological window”, this being the area where erosion has exposed the lower volcanic sequence containing mineralized veins. The Causitas “window” is much more extensive in area than originally indicated and to date Primero has identified 2 other veins located within close proximity. The Los Pajaritos vein located 1.0 kilometre to the northwest and the El Tablon vein located 3.8 kilometres to the southeast. Primero’s geologists have identified other minor structures and alteration within the area which will be subject to more detailed exploration.

Table 4: Lechuguilla Causitas Vein – Surface Channel Sample Results
Channel Sample	From	To	Sample	True	AuEq*	Gold	Silver
	(m)	(m)	Length	Width	Grade	Grade	Grade
			(m)	(m)	(g/t)	(g/t)	(g/t)
L-01	2.2	4.3	2.1	2.1	1.6	1.0	46
L-02	0.0	3.0	3.0	3.0	5.0	2.5	178
including	1.8	3.0	1.2	1.2	9.8	5.3	325
L-03	0.0	5.8	5.8	5.8	1.3	0.5	58
L-04	0.0	5.6	5.6	5.6	2.1	0.8	99
L-05	0.9	5.4	4.5	4.5	7.1	1.2	422
including	2.8	4.8	2.0	2.0	10.9	1.0	720
L-06	3.6	4.2	0.6	0.6	2.6	0.3	165
L-07	2.9	5.5	2.6	2.6	1.1	0.3	59
L-09	4.9	6.8	1.9	1.9	4.6	2.7	139
including	4.9	5.8	0.9	0.9	5.2	4.4	59
L-10	7.0	7.8	0.8	0.8	1.1	0.1	67
L-11	0.0	1.9	1.9	1.9	1.5	0.9	44
L-12	12.0	12.8	0.8	0.8	2.4	1.2	86
L-13	3.5	6.0	2.5	2.5	2.2	1.0	90
L-14	5.4	7.4	2.0	2.0	1.3	0.5	65
*Gold equivalent grade is calculated using a gold price of $1,300/oz and a silver price of $18.00/oz.

Qualified Person

The scientific and technical content of this news release have been reviewed by Mr. David Laudrum, P.Geo., Senior Resource Manager for Primero, who is a "Qualified Person" as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

Quality Control

Black Fox Complex drilling was conducted by Norex Drilling supervised by Primero's exploration team. All exploration drill core samples at the Black Fox Complex are 1/2 core and analyses reported herein were performed by the independent laboratories: Accurassay Laboratories, which is ISO/IEC 17025 certified, ALS Laboratories, which is ISO 9001/IEC17025 certified. Samples from development and production completed within the Black Fox mine are assayed at Primero’s onsite laboratory. Primero's quality control program includes systematic insertion of blanks, standard reference material and duplicates to ensure laboratory accuracy.

San Dimas and Lechuguilla drilling and sampling was conducted by Primero's exploration team. All drill-hole samples at San Dimas and Lechuguilla are 1/2 core and analyses reported herein were performed in the ISO certified independent laboratory SGS Servicios Minerales in Durango Mexico, using fire assay with atomic absorption finish or gravimetric finish for values over 10 g/t gold. Intercepts cited represent true widths and drilling is generally intersecting interpreted mineralized zones at a high angle. Primero's quality control program includes systematic insertion of blanks, standard reference material and 5% of rejects are re-assayed to ensure laboratory accuracy. Generally, in a block of twenty samples one will be a standard and one will be a blank.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Evan Young
Manager, Investor Relations
Tel: (416) 814-2694
eyoung@primeromining.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, "Primero" or the "Company"). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "if approved", "forecasts", "intends", "anticipates", "believes", "in order to" or variations of such words and phrases or statements that certain actions, events or results "are anticipated", "may", "could", "would", "might" or "will require", "will allow", "will enhance" or "will include" or similar statements or the negative connotation thereof. Forward-looking information is also identifiable in statements of currently occurring matters which will continue in future, such as "is updating", "is working" or "is also assessing" or other statements that may be stated in the present tense and are not historical facts or words with future implication such as "opportunity", "promising".

Forward-looking statements in this news release include, but are not limited to, statements regarding the Company's estimation of mineral reserves and resources and the realization of mineral reserve estimates (including all assumptions), the ability to identify new resources and convert resources into reserves and resources, the ability to access or find ore below the current mining level, the timing, nature and success of exploration activities, the capital expenditures in 2016; the Company's exploration targets and plans; and the Company's intentions to become an intermediate gold producer.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; that there are no significant disruptions affecting operations; that the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels or as set out in this news release; that prices for gold and silver remain consistent with the Company's expectations; that production meets expectations; the amount of silver that the Company will sell at spot prices in 2016; that the Company identifies higher grade veins in sufficient quantities of minable ore in or around Black Fox and San Dimas; that there are no material variations in the current tax and regulatory environment; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour; that the political environment within Mexico and Canada will continue to support the development of environmentally safe mining projects.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the Company may not be able to achieve planned production levels; the Company may not be able to expand production at San Dimas as anticipated or generate significant free cash flow; the Company may not be able realize anticipated production levels; the Company may not be successful in returning the Black Fox mine to higher production levels; the Company may be required to change its development and exploration plans with a negative impact on production; the Company may not discover mineralization in minable quantities; the exchange rate between the Canadian dollar, the Mexican peso and the United States dollar may change with an adverse impact on the Company's financial results; the optimization and expansion initiatives may not provide the benefits anticipated; the

Company may not be able to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero's registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

Figure 2: San Dimas – Victoria Vein Drill Hole Locations Map

SW
NE
900m
800m
700m
900m
800m
700m
SINALOA FAULT
CAPPING
PRODUCTIVA ANDESITE
PORTAL RHYOLITE
BUELNA ANDESITE
SOCAVON RHYOLITE
DIORITE ARANA
INTRUSIVE ANDESITE
2016 Significant results
2016 No significant results
2016 Pending results
Previous 2016
200m

Figure 4: Lechuguilla – Causitas Vein Channel Sample Location Map

N
West Graben
L-13
L-11
L-09
L-14
L-12
L-07
L-10
L-05
L-03
L-06
L-01
L-04
L-02
UPPER VOLCANIC
ANDESITE
RHYOLITE
Pending Results
50 m